FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

CanAlaska Uranium Ltd.
Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.	Date of Material Change

August 13, 2012

Item 3.	News Release

The news release was disseminated through Canada News Wire on August 13, 2012

Item 4.	Summary of Material Change

CanAlaska Announces Management Changes

Item 5.	Full Description of Material Change

5.1	Full Description of Material Change

Vancouver, Canada, August 13th, 2012 - CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) at the request of the CEO has restructured its management contracts and administration and corporate development team. The company has moved to contract secretarial services and removed the position of business manager and of VP Corporate Development. Mr Emil Fung, who held the latter position remains as a board member of the Company.   Ms Dianne Szigety of Publico Services Corp. has been hired as Corporate Secretary.  Ms Szigety has over 25 years’ experience in the securities industry and since 1994 has offered regulatory filing solutions and legal assistant consulting services to both public and private companies. Ms. Szigety was recently admitted as a Fellow of the Institute of Chartered Secretaries and Administrators (FCIS) and she is a member of the Canadian Society of Corporate Secretaries. Previously, Ms. Szigety was a senior legal assistant in the corporate securities department of Campney & Murphy, Barristers & Solicitors, in Vancouver, BC. Ms. Szigety is a director and/or officer of several publicly-listed and private companies. Ms Szigety replaced Ms Frances Petryshen at the termination of her contract.

President and CEO Peter Dasler and VP Exploration Dr Karl Schimann are continuing with the Company on reduced contracts.  The company has granted 150,000 incentive stock options to purchase common shares at a price of $0.25 per share to officers of the Company, for a five years, in accordance with its Stock Option Plan.

President Peter Dasler commented:  “Emil made many valuable contributions to the company, and strongly supported our Asian financing efforts.  The slowdown in uranium exploration interest since Fukushima has unfortunately caused the company to focus to reduce its overall expenditures and find new alternatives to approaching the Asian market.  Frances also provided strong service to the company, and is handing over a well organized portfolio to Dianne. We wish her best wishes in her new business ventures.”

Peter Dasler, M.Sc., P Geo. is the qualified technical person responsible for this news release.

Management has taken a number of strategic moves to reduce corporate overheads and streamline operations, to accommodate the slowdown of exploration commitment to uranium and the company’s reduced contracting income, in preparation to move into additional commodity markets.  The Company is closing is Saskatoon field office at the end of the lease in September.  There has been a reduction of staff, but we retain the core technical and operations team in Vancouver, with some outside consulting.  The pre-existing senior management contracts have been terminated, and new reduced time and period contracts are being negotiated.  These changes are expected to significantly reduce the Company’s overheads.

Further exploration and acquisition activities are being presented to the company from time to time, and these are being reviewed by management and the board.  At the Company’s AGM in September, we expect to be able to detail further progress which the company has made in the interim.

President Peter Dasler commented, “We have been able to build a significant number of well defined drill targets on our uranium properties in the Athabasca region.  We anticipate that there will be renewed interest in uranium exploration in the Athabasca, as we approach the projected world shortfall of uranium supply for new nuclear power plants in Asia and elsewhere.  In the interim we are looking at other commodities and near development opportunities.  Our current cash position allows us to continue to review and  investigate projects so as to maximize the opportunity for the growth of the Company.”

 Peter Dasler, M.Sc., P Geo. is the qualified technical person responsible for this news release.

.5.2	Disclosure for Restructuring Transactions

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102
If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.	Omitted Information

Not Applicable

Item 8.	Executive Officer

Peter Dasler
Telephone: 604-688-3211 Facsimile: 604-688-3217

Item 9.	Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 13th day of August 2012.